

Mail Stop 3561

May 20, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Lewis W. K. Booth
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

   Re: **Ford Motor Company**
      Form 10-K for the year ended December 31, 2009
      File No. 001-03950

Dear Mr. Booth:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         David R. Humphrey
         Branch Chief